SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                       ___________________
                        SCHEDULE 14D-1/A
       Tender Offer Statement Pursuant to Section 14(d)(1)
               of the Securities Exchange Act of 1934
                        (AMENDMENT NO. 4)
                       ___________________
   PROMETHEUS INCOME PARTNERS, a California limited partnership
                     (Name of Subject Company)

                    PIP PARTNERS - GENERAL, LLC,
               a California limited liability company
                           (Bidder)

              UNITS OF LIMITED PARTNERSHIP INTEREST
                  (Title of Class of Securities)

                          742941 10 7
              (CUSIP Number of Class of Securities)
                       ___________________
                     Mr. Sanford  N. Diller
                  PIP PARTNERS - GENERAL, LLC
                       350 Bridge Parkway,
              Redwood City, California 94065-1517
                         (415) 596-5300

                           Copy to:
                     Samuel H. Gruenbaum, Esq.
                   Cox, Castle & Nicholson, LLP
             2049 Century Park East, Twenty-Eighth Floor
                  Los Angeles, California  90067
                        (310) 277-4222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                   Calculation of Filing Fee
Transaction Valuation*                     Amount of Filing Fee
     $4,455,000                                    $891

*	For purposes of calculating the filing fee only.  This
amount assumes the purchase of 9,000 units of limited partnership interest ("Units") of the subject company for $495 per Unit in cash.

[X]	Check box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:	$882	Filing party: PIP Partners -
General, LLC
Form or registration no.:	Schedule 14D-1/A	Date filed:
December 12, 1996


	(Continued on following pages)
	(Page 1 of 5 pages)

1.	Name of Reporting Person; S.S. or I.R.S. Identification No.
of Above Person

	PIP PARTNERS - GENERAL, LLC, a California limited liability
company
_________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

	(a)     (b)
_________________________________________________________________
3.	SEC Use Only


_________________________________________________________________
4.	Sources of Funds (See Instructions)

	AF; BK
_________________________________________________________________
5.	Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(e)
	or 2(f)

_________________________________________________________________
6.	Citizenship or Place of Organization

	California
_________________________________________________________________
7.	Aggregate Amount Beneficially Owned by Each Reporting Person

	No Units of Limited Partnership Interest; however, an affiliate of the Bidder (i.e. the sole general partner of the Subject Company) owns a 5% interest in the distributable cash from operations of the Subject Company and 15% interest in the net proceeds from the sale or other disposition of the properties owned by the Subject Company, subject in both cases to certain priorities of the limited partners of the Subject Company.
_________________________________________________________________
8.	Check Box if the Aggregate Amount in Row (7) Excludes
Certain Shares (See Instructions)

_________________________________________________________________
9.	Percent of Class Represented by Amount in Row (7)

	0% of the Limited Partnership Interests.  100% of the
general partnership interests of the Subject Company.
_________________________________________________________________
10.	Type of Reporting Person (See Instructions)

	00

	AMENDMENT NO. 4 TO SCHEDULE 14D-1/A

	This Amendment No. 4 amends the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission ("SEC") on November 8, 1996, as amended by Amendment No. 1 to
Schedule 14D-1 filed with the SEC on November 18, 1996, and as further amended by Amendment No. 2 to Schedule 14D-1 filed with the SEC on December 9, 1996, and Amendment No. 3 to Schedule 14D-1/A filed with the SEC on December 12, 1996, by PIP Partners - General, LLC, a California limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 9,000 of the issued and outstanding units of limited partnership interest ("Units") of Prometheus Income Partners, a California limited partnership (the "Partnership"), to include the information set forth below.

	Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 1.	SECURITY AND SUBJECT COMPANY.

	Item 1(b) is hereby supplemented and amended as follows:

	The Purchase Price has been increased to $495 per Unit, net to the seller in cash, without interest thereon and automatically reduced by the aggregate amount of distributions per Unit, if any, made or declared by the Partnership after November 8, 1996 and on or prior to the Expiration Date, which remains as January
3, 1997, midnight, New York, New York time, upon the terms and subject to the conditions set forth in the Offer.

ITEM 3.	PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
SUBJECT COMPANY.

	Item 3(b) is hereby supplemented and amended as follows:

	The information set forth in the letter to Limited Partners which is attached hereto as Exhibit (a)(20) is incorporated herein in its entirety by reference.

ITEM 4.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

	Item 4(a) is hereby supplemented and amended as follows:

	The total amount of the funds necessary to purchase the maximum number of Units sought pursuant to the Offer has been increased to $4,455,000. The information set forth under the caption "PIP General Has The Funds" in the letter to Limited Partners which is attached hereto as Exhibit (a)(20) is incorporated herein in its entirety by reference.

ITEM 10.	ADDITIONAL INFORMATION.

	Item 10(f) is hereby supplemented and amended as follows:

	The information set forth in the letter to Limited Partners, dated December 18, 1996, and the press release dated December 19, 1996, copies of which are attached hereto as Exhibits (a)(20) and
(a)(21), respectively, is incorporated herein in its entirety by reference.

ITEM 11.	MATERIAL TO BE FILED AS EXHIBITS.

	Item 11 is hereby supplemented and amended by adding the following, copies of which are attached hereto as exhibits:

	(a)(20) Letter, dated December 18, 1996, from PIP Partners-General, LLC, to the Limited Partners of Prometheus Income
Partners.

	(a)(21) Press Release, dated December 19, 1996.

	SIGNATURES

	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 18, 1996


     PIP PARTNERS - GENERAL, LLC, a California limited liability company

     By:  PromHill, Inc., a California corporation, its Manager


     By:/s/ Sanford Diller/
     Name Sanford Diller
     Title:  President

	EXHIBIT INDEX



EXHIBIT
NO.					TITLE

(a)(20)	Letter, dated December 18, 1996, from PIP Partners-
General, LLC, to the Limited Partners of Prometheus Income
Partners.

(a)(21)	Press Release, dated December 19, 1996.






	EXHIBIT (a)(20)

PIP PARTNERS - GENERAL, LLC, AFFILIATE OF THE PARTNERSHIP,
INCREASES AND MATCHES $495 OFFER BY NON-AFFILIATE

Special Committee Urges Limited Partners to Hold or Sell Only to
PIP Partners - General, LLC

OFFER EXPIRES FRIDAY, JANUARY 3, 1997
No Income Tax Until 1997

	PIP Partners - General, LLC ("PIP General"), an affiliate of the General Partner of your partnership, Prometheus Income
Partners (the "Partnership"), has increased its offer to purchase your Units to $495 per Unit (the "PIP General Tender Offer").
This price matches the offer made by an affiliate of Apollo
Realty Advisors, Prom Investment Partners L.L.C. (collectively "Apollo") (the "Apollo Tender Offer"), which has no affiliation with your Partnership or general partner.

	You are urged to carefully consider the following before making any decisions:

-	The Hardboard Siding Problem Affects the Value of Your
Units. Existence of the hardboard siding problem makes it difficult and far less desirable to sell the Partnership properties now. Fewer buyers would be interested, and those who were would no doubt demand a substantial discount. This would directly affect the value of your Units.

-	You Should Profit, Not Anyone Else, From Resolution.  PIP
General and your general partner want you, not anyone else, to profit the most from your investment. The value of the Partnership's properties and the Units should increase if the hardboard siding problem is successfully resolved. The Special Committee of your general partner, as a basis for recommending that you not sell your Units unless you must (and if you must, then you should sell them to PIP General), relied on the considerable experience that your general partner and its affiliates have in dealing with the hardboard siding problem at other properties in which they have material interests. Although guaranties cannot be given, your general partner believes the hardboard siding problem can be successfully resolved and intends to do all that it can to achieve a successful resolution for the Partnership. If you sell, you will not enjoy the benefits of such a resolution.

-	It Is A Bet Worth Making.  How big a bet is the hardboard
siding problem, Apollo asked in its letter to you on Friday, December 13, inferring no doubt that you should sell now, get out. Don't be fooled: PIP General and Apollo are each willing to buy your Units now. Obviously both believe it is a bet worth making.

-	Sell To The Experienced Party, PIP General, If You Have To
Sell. If you must sell, please tender your Units to PIP General so that your general partner and its affiliates, who have substantial experience in dealing with the hardboard siding problem in other partnerships where they have significant interests, continue to manage the hardboard siding problem to the maximum advantage of everyone, including you if not all of your Units are accepted in the tender offers. Remember, less than half of the outstanding Units can be bought in both tender offers, and if more than that is tendered, cutbacks will have to be made.

-	Your General Partner and Affiliates Have the Experience And
Know-How. Mr. Sanford N. Diller and his affiliates, who beneficially own your general partner and PIP General, have substantial experience in managing the business and legal aspects of the hardboard siding problem, including the complex litigation of the type that your Partnership has already commenced due to the problem. Mr. Diller and his affiliates have been pursuing major litigation against manufacturers, subcontractors, insurers and others as a result of use of the same type of hardboard siding in other Northern California apartment projects where such parties have investments. The lead case is scheduled for trial in February 1997, and the strategies, settlement negotiations (which have already commenced), and handling of the case will be important to the Partnership and how it deals with its litigation against many of the same parties. Your Partnership should benefit from this knowledge and experience.

-	Apollo Does Not Have Your General Partner's Experience Or
Know-How. Apollo has no involvement in the hardboard siding litigation, nor does it have the experience and know-how of your general partner in managing the overall problem. It has not addressed the importance to the Partnership and the Limited Partners of (1) handling the hardboard siding problem as described above, or (2) the skill, knowledge, and experience possessed by affiliates of the general partner, including Maxim Property Management, which manages the Partnership properties, in dealing with the hardboard siding problem.

-	PIP General Has The Funds.  PIP General and Mr. Diller have
unconditional funding available to them to buy 100% of the Units tendered to PIP General. To confuse investors, Apollo suggested in its December 13 letter that the funds are not available by twisting Mr. Diller's additional, gratuitous gesture of providing the Partnership with a letter from Bank of America indicating the bank's willingness to provide the funds.

-	No Income Tax Consequence Until 1997 If You Tender To PIP
General. Any potential income tax gain you may have from the sale of your Units pursuant to this Offer will be deferred into the 1997 tax year, and as such you will not have any such gain for the 1996 tax year. On the other hand, any such gain from acceptance of the Apollo Tender Offer may be recognized in the 1996 tax year.

	Limited Partners who have already tendered their Units to PIP General will automatically receive the benefit of the $495 purchase price and need not take any further action. If you have tendered in response to the Apollo Tender Offer and wish to tender pursuant to the PIP General Tender Offer, you must withdraw your tender to Apollo by delivering a completed Notice of Withdrawal to The Herman Group, 2121 San Jacinto Street, 26th Floor, Dallas, Texas 75201, fax nos. (214) 999-9348 and (214)
999-9323, no later than midnight, December 30, 1996, New York City time. If you have not yet tendered your Units pursuant to the PIP General Tender Offer, or you have withdrawn your tender from Apollo and would like to tender to PIP General, please mail or fax a completed and executed copy of the Letter of Transmittal last provided to you by PIP General and all other documents required by the Letter of Transmittal, and mail or deliver them as follows:

BY MAIL:             IBJ Schroder Bank & Trust Company
                     Bowling Green Station
                     New York, NY 10274-0084
                     Attn: Reorganization Operations Dept.

BY HAND DELIVERY OR
OVERNIGHT COURIER:   IBJ Schroder Bank & Trust Company
                     One State Street
                     New York, NY 10004
                     Attn: Securities Processing Window,
                     Sub-Cellular One
                     Telephone: (212) 858-2103
                     Facsimile:  (212) 858-2611

	If you have any questions or comments, need any additional forms, or if you receive any other offers, please call:

                     GEORGESON & COMPANY INC.
                     Wall Street Plaza
                     New York, NY 10005
                     Telephone: (800) 223-2064

                     PIP Partners - General, LLC, an affiliate of the general partner of your Partnership



NEW RELEASE

Contact:  Charles W. Garske,                  For Release
          Georgeson & Company Inc.        December 19, 1996

Telephone:	(212) 440-9916

PIP PARTNERS-GENERAL, LLC INCREASES OFFER PRICE TO $495 PER UNIT
FOR PROMETHEUS INCOME PARTNERS

	Redwood City, California, December 19, 1996. PIP Partners-General, LLC (PIP General), announced today that it has increased its tender offer price to $495 per Unit for up to 9,000 outstanding units of limited partnership interest (Units) in Prometheus Income Partners (the Partnership). PIP General's offer matches a competing offer from an affiliate of Apollo
Realty Advisors, which is not affiliated with the Partnership. Limited Partners who have already tendered their Units to PIP General will automatically receive the benefit of the $495 purchase price and need not take any further action.

	A Special Committee of the Partnership's general partner has recommended that it is in the best interest of the Partnership, the Limited Partners, and the tenants and employees at the Partnership's properties that those partners who have a current or anticipated need or desire for liquidity should tender their Units to PIP General; those partners who do not have such a need or desire should retain their Units until the Partnership's hardboard siding problem has been resolved.

	The PIP General Offer, as increased, will remain open until midnight, January 3, 1997, New York time. Any potential income tax gain tendering Limited Partners may have from the sale of their Units pursuant to the PIP General Offer will be deferred into the 1997 tax year. As of the close of business on December 18, 1996, approximately 812 Units had been tendered to PIP
General and not withdrawn.

	Limited Partners who have tendered in response to the competing offer and who wish to tender pursuant to the PIP General Offer must withdraw their tender in the competing offer by delivering a completed Notice of Withdrawal to The Herman Group no later than midnight, December 30, 1996, New York City time. A Notice of Withdrawal has previously been mailed to all Limited Partners. Further information, including additional copies of a Notice of Withdrawal, may be obtained by calling Georgeson & Company Inc. at 1-800-223-2064.